Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made and entered into as of December 23, 2008, by and among NOVACEA, INC., a Delaware corporation (“Pivot”), and TRANSCEPT PHARMACEUTICALS, INC., a Delaware corporation (“Merger Partner”).

RECITALS

WHEREAS, Pivot, Pivot Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Pivot (“Merger Sub”), and Merger Partner are parties to that certain Agreement and Plan of Merger and Reorganization (the “Agreement”), dated as of August 29, 2008, and wish to amend the Agreement in accordance with the terms of this Amendment;

WHEREAS, pursuant to Section 10.2 of the Agreement, the Agreement may be amended in writing after the approval of the respective boards of directors of Pivot and Merger Partner at any time; and

WHEREAS, the actions required by Section 10.2 of the Agreement to enter into this Amendment have been taken by the board of directors of each party to this Amendment.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

2. Amendment to Section 5.7(c) of the Agreement. Section 5.7(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(c) Merger Partner shall purchase an insurance policy, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by Merger Partner (provided that Pivot may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable); provided, however, that in no event shall Merger Partner be required to expend pursuant to this Section 5.7(c) more than an amount equal to 200% of current annual premiums paid by Merger Partner for such insurance.”

3. Amendment to Section 5.7(d) of the Agreement. Section 5.7(d) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(d) Pivot shall (i) maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Pivot and (ii) purchase an insurance policy, with a cost not to exceed an amount equal to 100% of the current annual premiums paid by Pivot for directors’ and officers’ liability insurance, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by Pivot (provided that Pivot may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable); provided, however, that in no event shall Pivot be required to expend pursuant to this Section 5.7(d) more than an amount equal to 100% of current annual premiums paid by Pivot for such insurance described in clause (ii) of this Section 5.7.”

4. Amendment to Section 5.17 of the Agreement. Section 5.17 of the Agreement is hereby deleted in its entirety and replaced with the following:

“5.17 Directors and Officers. Pivot and Merger Partner shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Pivot or Merger Partner who is not continuing as an officer or director of Pivot or the Surviving Corporation, as applicable, following the Effective Time. The directors who remain on the Board of Directors of Pivot at the Effective Time, who the Parties intend shall be John Walker, Camille Samuels, and Frederick Ruegsegger (the “Remaining Pivot Directors”), shall elect, to be effective as of the Effective Time, Jake Nunn, a designee of Pivot, and G. Kirk Raab (who shall serve as Chairman of the Board of Directors), Glenn Oclassen, Daniel Turner, Christopher Ehrlich, Thomas Kiley and Kathleen LaPorte (the “Additional Directors”), each to serve as members of the Board of Directors of Pivot in classes to be agreed upon by the Parties prior to the Closing Date, and the Board of Directors of Pivot shall cause all such directors whose terms would otherwise expire if not re-elected at such annual meeting of stockholders to be nominated for re-election at each of the 2009 and 2010 annual meetings of stockholders of Pivot. The Board of Directors of Pivot shall amend the Bylaws of Pivot prior to the Effective Time to add as Section 3.12 to such Bylaws the provision set forth on Exhibit A to that certain Amendment to Agreement and Plan of Merger and Reorganization, dated as of December 23, 2008, by and among Pivot and Merger Partner. The Board of Directors of Pivot shall appoint each of the individuals set forth on Schedule 5.17 as officers of Pivot, effective as of the Effective Time. At least one Remaining Pivot Director shall be entitled to be a member of the Compensation Committee of Pivot and at least one Remaining Pivot Director shall be entitled to be a member of the Audit Committee of Pivot.”

5. Amendment to Exhibit A to the Agreement. The definition of “Net Cash” as set forth in Exhibit A to the Agreement is hereby deleted in its entirety and replaced with the following:

“Net Cash. “Net Cash” shall mean (a) the sum of Pivot’s cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to Pivot), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Pivot’s Audited Financial Statements and Unaudited Interim Balance Sheet minus (b) the sum of Pivot’s accounts payable and accrued expenses, in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Pivot’s Audited Financial Statements and Unaudited Interim Balance Sheet minus (c) the amount of bona fide contractual commitments of Pivot as of the Determination Date, including commitments set forth on the Pivot Disclosure Schedule or which have arisen prior to Closing, in each case to the extent not cancelled at the Determination Date minus (d) the remaining cash cost of restructuring accruals as of such date determined in a manner substantially consistent with the manner in which such item was determined for Pivot’s Unaudited Interim Balance Sheet minus (e) the cash cost of any change of control payments or severance payments that are or become due to any employee of Pivot minus (f) the cash cost of any accrued and unpaid retention payments due to any Pivot employee as of the Closing Date minus (g) the cash cost of any and all billed and unpaid Taxes (including estimates from any estimated tax costs arising out of any specific tax review that may be underway at the Effective Time) for which Pivot is liable in respect of any period ending on or before such date minus (h) any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Pivot is liable incurred by Pivot in connection with this Agreement and the Contemplated Transactions or otherwise minus (i) bona fide liabilities, including liabilities for matters set forth on Schedules A and B, in each case to the extent not cancelled at or prior to the Determination Date, or which have arisen prior to the Closing plus (j) any amounts paid by Pivot on or prior to such date in satisfaction of its obligations under Section 5.7 (d) or (e) for the period after the Closing and any amounts paid by Pivot, up to such amount as set forth on Schedule B, related to the sublease or termination of Pivot’s facility lease plus (k) any amounts due to be reimbursed to Pivot by Merger Partner pursuant to Section 9.3(a) plus (l) $250,000; provided, that, the Parties agree that the Net Cash shall be adjusted for any matters identified on Schedules A and B pursuant to the equation set forth on such schedules.”

6. Reference to Agreement. After the date of this Amendment, any reference to the Agreement shall mean the Agreement as amended by this Amendment.

7. Consent to Amendment of Bylaws. Pursuant to Section 4.4(a) of the Agreement, Merger Partner hereby consents to the amendment of the Bylaws of Novacea to add Section 3.12 as set forth on Exhibit A hereto.

8. Full Force and Effect. Except as expressly modified by this Amendment, the Agreement is unmodified and this Amendment shall not impair the full force and effect of the Agreement.

9. Choice of Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

10. Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, Pivot and Merger Partner have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOVACEA, INC.

By:	/s/ Edward C. Albini
Name:	Edward C. Albini
Title:	Vice President and Chief Financial Officer

TRANSCEPT PHARMACEUTICALS, INC.

By:	/s/ Thomas P. Soloway
Name:	Thomas P. Soloway
Title:	Chief Financial Officer

EXHIBIT A

AMENDMENT TO BYLAWS OF NOVACEA, INC.

(SECTION 3.12)

SECTION 3.12.	DESIGNATED DIRECTOR PERIOD.

Notwithstanding Section 3 hereof, during the Corporation Designated Director Period (as defined below), the following provisions related to the Board of Directors shall apply; provided, however that such provisions shall be of no further force and effect, and references in these Bylaws to Section 3.12 shall be of no further force and effect, following the completion of the Corporation Designated Director Period (as defined below):

(A)(i) for a period beginning at the Effective Time, as such term is defined in that certain Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008, by and among the corporation, Pivot Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the corporation, and Transcept Pharmaceuticals, Inc., a Delaware corporation, as amended to date (the “Merger Agreement”), and ending immediately following the annual meeting of the corporation’s stockholders held with respect to the fiscal year ending in the year 2010, the Board shall be comprised of at least three (3) Remaining Pivot Directors (as defined in the Merger Agreement) designated by the corporation in accordance with Section 5.17 of the Merger Agreement (the “Corporation Designated Directors”) and (ii) for a period beginning at the Effective Time and ending immediately following the annual meeting of the corporation’s stockholders held with respect to the fiscal year ending in the year 2010, the Board shall cause each Corporation Designated Director, if such Corporation Designed Director is up for reelection, to be nominated for reelection to the director class as such Corporation Designated Director is in at the time of such election (the periods referred to in clauses (i) and (ii) collectively, the “Corporation Designated Director Period”); and

(B) For a period of one year from the Effective Time, any increase or decrease to the size of the Board or amendment to the other provisions in this Section 3.12 shall require the affirmative vote, at a duly convened meeting of the Board, of at least a majority of the Corporation Designated Directors.